Exhibit 12.1

RBS Global, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Predecessor				Successor	Fiscal Year ended March 31,
	Fiscal Year Ended March 31,			Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007
	2004	2005	2006			2008
Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$22.9	$35.8	$39.2	$(55.7)	$13.8	$61.9
Distributed income of equity investees	—	—	—	—	—	1.7
Fixed charges	47.2	46.0	64.0	21.7	107.3	196.0

Total earnings available for fixed charges	$70.1	$81.8	$103.2	$(34.0)	$121.1	$259.6

Fixed charges:
Interest expensed and capitalized (1)	$45.4	$44.0	$61.5	$21.0	$105.0	$191.8
Interest (representative of rental expense) (2)	1.8	2.0	2.5	0.7	2.3	4.2

Total fixed charges	$47.2	$46.0	$64.0	$21.7	$107.3	$196.0

Ratio of earnings to fixed charges	1.5	1.8	1.6	See note (3)	1.1	1.3

(1)	Fixed charges including amortized premiums, discounts and capitalized expenses related to indebtedness.
(2)	An estimate of the interest within rental expense (total rent expense) 33%.
(3)	No ratio is presented for the period from April 1, 2006 through July 21, 2006 as the earnings for that period were insufficient to cover fixed charges by $55.7 million.